

March 23, 2011

Mr. John J. Weber
Chief Financial Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

> **Re:** **Regenicin, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **File No. 333-146834**

Dear Mr. Weber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, page 3
Lonza Transaction, page 3

1. We note your disclosures regarding the license agreement with Lonza; however, in order for investors to more fully understand this agreement, please tell us and disclose and discuss in future filings, including your next Form 10-Q, the following:
   - Explain who Lonza is and why you believe they entered into a license agreement with you;
   - Explain Lonza's obligations under the agreement;
   - Explain your obligations under the agreement;
   - Explain the potential impact of the government grant received by Lonza, including if and/or how the grant is required to repaid. Based on the terms of the license agreement, it appears to us that you may be obligated to pay Lonza a percentage of the grant money they receive. Explain when and how your obligation is required to be paid;

- Explain how your performance and compliance with the license agreement will be evaluated, including the potential impact if you or Lonza breach any material provisions; and
- Include the license agreement under your list of exhibits and incorporate your filing of this agreement into future annual and quarterly filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
General, page 14

2.   We note your disclosures under Government Regulation on page 9; however, in order for investors to clearly understand and have the ability to assess your efforts in obtaining FDA approval for PermaDerm, please tell us and disclose and discuss in future filings, including your next Form 10-Q, each stage you believe is necessary to obtain FDA approval, including the expected timing of each stage and the anticipated costs you expect to incur during each stage. We also note your disclosure on page 5 regarding the uncertainty in the designation of PermaDerm as a device or biologic and your disclosure on page 9 regarding a different regulatory process and time frame. Please tell us and disclose and discuss in future filings, including your next Form 10-Q, how a change in designation would be expected to impact your estimated timing and costs.

Liquidity and Capital Resources, page 15

3.   You state that you do not have sufficient cash to operate your business at the current level for the next twelve months. Please tell us and disclose in future filings, including your next Form 10-Q, the estimated deficiency in dollars and discuss how you intend to address this deficiency. Please discuss your expected cash needs, including your specific cash needs over the next twelve months and on a long-term basis as addressed in Section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please disclose the extent to which you are currently using cash in your operations on a monthly basis.

Item 8. Financial Statements, page 19

Note B – Summary of Significant Accounting Policies - Intangible Assets, page F-8

4.   Please explain to us and clarify in future filings, including your next Form 10-Q, if and how you are amortizing the license agreement. Please tell us and disclose the specific terms of this agreement and how you determined the useful life of the related intangible asset. If you are not amortizing this asset, please explain how and why your accounting is appropriate, including the accounting literature you are relying on.

5.   Please tell us and disclose in MD&A under critical accounting policies in future filings, including your next Form 10-Q, the time period when you assume you will begin to

generate positive cash flows from the license agreement based on the assumptions in your most recent impairment analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief